UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-E

NOTIFICATION UNDER REGULATION E

(January 4, 2010)

Item 1.      The Issuer.

The name of the Issuer is Blackhawk Capital Group BDC, Inc. (the "Company" or "Blackhawk").  Its principal business office is located at 880 Third Avenue, 12th Floor, New York, New York 10022-4730.

Item 2.      Affiliates and Principal Security Holders of Issuer.

(a) The following table lists the affiliates of the Company and the nature of the affiliation:

Affiliate	Nature of Affiliation
Craig A. Zabala	President, Chief Executive Officer, Acting Chief Financial Officer and Acting Chief Compliance Officer, Chairman of the Board, Principal Shareholder
Robert M. Fujii	Vice President, Shareholder
The Concorde Group, Inc.	Control Person, Principal Shareholder
Janet Buxman Kurihara	Director
Michael K. Woodwards	Director
Randy Tejral	Director
Robert Francis	Director

(b) The following is a list of persons who own ten percent or more of the outstanding securities of any class of the Company:

Name	Class of Securities	Amount Owned	% of Class

The Concorde Group, Inc.	Common Stock	10,317,681	31.78%

Item 3.      Directors and Officers.

The following are the names and addresses of each officer and director of the Company:

Name/address of Officers and Directors	Positions Held
Dr. Craig A. Zabala P.O. Box 377 Canal Street Station New York, New York 10013	President, Chief Executive Officer, Acting Chief Financial Officer and Acting Chief Compliance Officer, Chairman of the Board
Robert M. Fujii 1624 Acton Street Berkeley, California 94702	Vice President
Janet Buxman Kurihara 11007 North Cottontail Lane Parker, CO 80138	Director
Mick Woodwards 4849 Woodruff Avenue Lakewood, CA 90713	Director
Randy Tejral 6529 Pine Ridge Road Elkhorn, NE 69022	Director
Robert Francis 5416 South 161st Street Omaha, NE 69022	Director

The following is the investment adviser of the Company:

Blackhawk has engaged Barak Asset Management, LLC, a New York limited liability company ("Barak"), and an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"), to serve as an investment adviser to Blackhawk and manage its portfolio of investments.  Barak was formed by Sharon Highland in 2006. From 2002 to 2006, Ms. Highland was Director of Product Development and Management in the Private Client Group for managed accounts, open and closed-end funds at BlackRock.  From 1997 to 2002, she was Senior Vice President and Head of Wrap Fee Investments at PIMCO Allianz.  Barak’s engagement is pursuant to an investment advisory management agreement dated October 31, 2006, with a one-year term (extendable for one year periods) subject to Blackhawk's right to terminate upon sixty (60) days notice, and has fees ranging from 0.50% to 1.80% of assets managed.  The agreement was extended to October 31, 2010.  Barak will manage assets of Blackhawk on a non-exclusive basis consistent with Blackhawk's business development company ("BDC") investment guidelines and policies and consistent with the BDC provisions under the Investment Company Act of 1940, as amended (the "Investment Company Act").

Item 4.      Counsel for Issuer and Underwriters.

Counsel for the Company is Gibbons P.C., One Pennsylvania Plaza, 37th Floor, New York, New York 10119.

Blackhawk has retained Growthink Securities, Inc. (“Growthink Securities”), Direct Access Partners and Bentley Securities Corporation ("Bentley") (each a "Placement Agent" and together the "Placement Agents") to act as its non-exclusive placement agents to raise equity capital in the Regulation E Offering pursuant to a placement agent agreement, as amended, with each Placement Agent (a "Placement Agent Agreement").  Each Placement Agent will solicit interest from a limited number of potential investors who are accredited investors (as defined under Regulation D under the Securities Act of 1933, as amended ("Securities Act")) in connection with raising equity capital for Blackhawk in the Offering.  In return for a Placement Agent's services, Blackhawk will pay a Placement Agent a cash fee equal to ten percent (10%) of the purchase price of any securities placed with a prospective investor by a Placement Agent and purchased and paid for by an investor.  Blackhawk does not have to reimburse a Placement Agent for its expenses, except that the Placement Agent Agreement with Bentley provides for reimbursement of out-of-pocket expenses reasonably incurred by Bentley and that any expenses in excess of $1,000.00 will require prior approval by Blackhawk.  Each Placement Agent Agreement terminates on the earliest to occur of: (i) the termination of the Regulation E Offering; and (ii) the date that the Company and the Placement Agent enter into a written agreement terminating the Placement Agent Agreement.  The term of each Placement Agent Agreement may be extended by mutual agreement in writing of the parties to the respective Placement Agent Agreement.  On December 31, 2009, Blackhawk was advised by Growthink Securities that it would not participate in this Regulation E Offering.

Each Placement Agent Agreement also provides that for 180 calendar days from the date of its execution (the "Period"), a Placement Agent shall have the non-exclusive right on behalf of the Company to solicit prospective investors who are accredited investors regarding the possible sale to such investors of shares.  During the Period, a Placement Agent does not have the right to conduct any other discussions on behalf of the Company regarding any matter other than the sale of the shares to the prospective investors.  For purposes of clarification, the Company during the Period agreed to deal non-exclusively with each Placement Agent concerning the sale of the shares.  Each Placement Agent Agreement contains customary indemnification and confidentiality provisions.  The Company's indemnification obligations are limited to $25,000, provided that there is no dollar limit to the indemnification obligation of the Company to Bentley and the term of the Bentley indemnification is five years.  Each Placement Agent Agreement also provides that for a period of one year from the termination date of a Placement Agent Agreement, if a Placement Agent enters into a selling group in any subsequent securities offerings of Blackhawk, then a Placement Agent shall receive additional financing fees if Blackhawk sells securities to those investors previously introduced by a Placement Agent.  The additional fees payable to a Placement Agent will be at the same rate as any underwriting or placement fees that are listed in any Blackhawk future offering memorandum or prospectus.

Item 5.      Events Making Exemption Unavailable.

No event specified in Rule 602(b), (c) or (d) has occurred which would make an exemption under this Regulation unavailable for securities of the Company in the absence of a waiver by the Commission pursuant to Rule 602 (e).

Item 6.      Jurisdictions in which Securities are to be Offered.

(a) The Company is offering the shares of Common Stock covered by this notification in the following states:  New York, Connecticut, New Jersey, Massachusetts, Texas, Florida, Illinois, and California.

(b) Not applicable.

Item 7.      Unregistered Securities Issued or Sold Within One Year.

(a) The following lists unregistered securities issued by the Company within one year prior to filing this notification, including the title and amount of securities issued, aggregate offering prices, names of persons to whom the securities were issued:  None.

(b) The following chart lists unregistered securities of the Company issued within one year prior to the filing of this notification to officers, directors, or principal security holders of the Company or the underwriter of any securities of the Company:  None.

(c) Not applicable.

Item 8.      Other Present or Proposed Offerings.

The Company has terminated its private placement offering ("Prior Offering"), effective December 14, 2009 which it commenced in May 2009, pursuant to which it was offering up to 50,000,000 shares of its Common Stock at a purchase price of $5.00 per share, pursuant to Rule 506 under Regulation D of the Securities Act of 1933, as amended ("Securities Act") to "qualified institutional buyers" ("QIBs") as defined under Rule 144A of the Securities Act and to "accredited investors" as defined in Rule 501 of Regulation D.  Blackhawk sold no shares of Common Stock in the Prior Offering.

Item 9.      Exhibits.

(a)	Copy of common stock certificate. Filed herewith.

(b)	Placement Agent Agreements.

1.	Placement Agent Agreement dated July 20, 2009 between the Company and Direct Access Partners

2.	Placement Agent Agreement dated August 3, 2009 between the Company and Bentley Securities Corporation

3.	Placement Agent Agreement dated August 21, 2009 between the Company and Growthink Securities Inc.

4.	Amendment to Placement Agent Agreement dated December 15, 2009 between the Company and Bentley Securities Corporation

5.	Amendment to Placement Agent Agreement dated December 16, 2009 between the Company and Growthink Securities Inc.

6.	Amendment to Placement Agent Agreement dated December 16, 2009 between the Company and Direct Access Partners

(c)	Not applicable.

(d)	The Preliminary Offering Circular.

(e)	Underwriter Consents and Certifications.

(f)	Not applicable.

Signatures

This notification has been signed in the City of New York, State of New York on January 4, 2010.

BLACKHAWK CAPITAL GROUP BDC, INC.

By:	/s/ Craig A. Zabala
Craig A. Zabala
Chairman, President and
Chief Executive Officer